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                             February 9, 2023

       Bernaldo Dancel
       Chief Executive Officer
       NAVA HEALTH MD, LLC
       9755 Patuxent Woods Drive, Suite 100
       Columbia, Maryland 21046

                                                        Re: NAVA HEALTH MD, LLC
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed February 7,
2023
                                                            File No. 333-268022

       Dear Bernaldo Dancel:

              We have reviewed your amended registration statement and have the following comment. In our comment we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 3 to Registration Statement on Form S-1, Filed February 7, 2023

       Exhibits

   1. We note the opinion filed as Exhibit 5.1 says "the Secondary Shares will be validly issued fully paid and
non-assessable when (i) the Registration Statement, as finally amended, shall have been
declared effective under the Securities Act and (ii) the Company   s Board
                                                        or a duly authorized
committee thereof shall have duly adopted final resolutions regarding the registration of the
Secondary Shares." Since the shares of common stock in
                                                        the secondary offering
will have already been issued, please have counsel provide
                                                        an opinion that the
shares of common stock in the secondary offering are validly issued, fully paid, and
nonassessable and remove conditions (i) and (ii). Finally, please revise to state the number of
secondary shares covered by the opinion. Refer to Staff Legal Bulletin
                                                        No. 19 for guidance.
 Bernaldo Dancel
NAVA HEALTH MD, LLC
February 9, 2023
Page 2


       You may contact Tracie Mariner at 202-551-3744 or Al Pavot at 202-551-3738 if you
have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Laura Crotty at 202-551-7614 with any other questions.



                                                         Sincerely,

FirstName LastNameBernaldo Dancel                        Division of
Corporation Finance
                                                         Office of Industrial
Applications and
Comapany NameNAVA HEALTH MD, LLC
                                                         Services
February 9, 2023 Page 2
cc:       Rachel M. Jones, Esq.
FirstName LastName